MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on September 27, 2018, which concluded, on this date, the transfer of all the shares that held in Special Purpose Entity (“SPE”) Eólica Serra das Vacas Holding S.A., corresponding to 49.00% of the total capital stock of said SPE, for Eólica Serra das Vacas Participações SA, in accordance with the notice of the Eletrobras Auction No. 01/2018 (“Notice”), referring to “Lot C”, held in a public session at of B3, on September 27, 2018.

For the sale, Eletrobras received the updated amount in the form of the Announcement of approximately R$ 74 million (seventy-four million reais), already updated until October 7, 2019.

The sale referred to in this Market Announcement was approved by the Administrative Council for Economic Defense - CADE (“CADE”), on December 21, 2018, pursuant to a decision published in the Federal Official Gazette on December 24, 2018.

The aforementioned operation represents one of the initiatives linked to the Business and Management Master Plan (“PDNG 2019/2023”), disclosed to the market through Relevant Fact on December 27, 2018.

Rio de Janeiro, September 18, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.